[Cooley Letterhead]

October 25, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Barbara C. Jacobs

                   Matthew Crispino

Re:	Zynga Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed on July 30, 2012
File No. 001-35375

Ladies and Gentlemen:

On behalf of Zynga Inc. (“Zynga” or the “Company”), we are submitting this letter and the following information in response to a letter, dated October 12, 2012, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-Q for the quarterly period ended June 30, 2012, filed on July 30, 2012 (the “Second Quarter Form 10-Q”). For the Staff’s convenience, we have incorporated and italicized the Staff’s comment into this response letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Metrics, page 19

1.

We note your response to comment one of our letter dated August 27, 2012. In addition to disclosing average monthly unique payers (“MUPs”), we believe that you should disclose in your periodic reports average monthly unique payer bookings and monthly unique payer bookings per MUP, as this additional data is essential to understanding trends among your paying players. We note that while ABPU declines 16% from the quarter ended March 31, 2012 to June 30, 2012, the Monthly Unique Payer Bookings per MUP declines 22% over the same periods. While, as your response notes, the trends for both metrics are similar in directional decline the absolute declines are not. Since a substantial majority of your revenue is currently generated by your paying players, the payer metrics previously provided will be relevant data for an investor. Further, it is not clear from your disclosure why ABPU for active users has such prominence over paying user data. In this regard, it appears that a discussion and analysis of these two metrics that addresses your focus on enhancing content and game experience to increase ABPU would provide information relevant to an investor’s assessment of your financial condition and results of operations. We refer you to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350. Accordingly, please confirm in your response letter that you will provide such data, including information for corresponding prior periods, in your periodic reports. Also, in your response, please provide average monthly unique payer bookings and monthly unique payer bookings per MUP for the quarters ended September 30, 2011 and December 31, 2011.

Response. In response to the Staff’s comment, the Company is supplementally providing to the Staff the following disclosure of the Company’s average monthly unique payer bookings, average monthly unique payers (“MUPs”), as previously reported, and unique payer bookings per MUP for the quarterly periods ended September 30, 2011 and December 31, 2011:

	For the Three Months Ended:
	September 30, 2011	December 31, 2011
Average Monthly Unique Payer Bookings(1) (in thousands)	$86,543	$90,839
Average MUPs (in millions)	2.6	2.9
Monthly Unique Payer Bookings per MUP(2)	$33	$31

(1)

Average monthly unique payer bookings represents the monthly average amount of bookings for the applicable quarter that the Company received through payment methods for which it can quantify the number of unique payers and excludes bookings generated from certain mobile payers in the first quarter of 2012 due to the Company’s acquisition of OMGPOP late in the quarter, as well as bookings for certain payment methods for which the Company cannot quantify the number of unique payers. Also excluded are bookings from advertising.

(2)	Monthly unique payer bookings per MUP is calculated by dividing average monthly unique payer bookings by average MUPs.

In addition, in response to the Staff’s comment, the Company confirms that it will disclose data regarding average monthly unique payer bookings, MUPs and monthly unique payer bookings per MUP for the last three quarters in its Form 10-Q for the third quarter ended September 30, 2012, and information for the corresponding prior quarter ended September 30, 2011. As previously discussed with the Staff, the Company was not able to obtain mobile payer data for periods prior to September 30, 2011, and therefore does not believe including unique payer bookings information for March 31, 2011 and June 30, 2011 would be helpful to investors, as such information would not be easily comparable to the corresponding periods in 2012 when mobile data was available. However, the Company will also include such data regarding future quarters, and corresponding prior periods, in its future periodic reports. The Company will also include in such disclosure, where applicable, a discussion and analysis of these two metrics that addresses its focus on enhancing content and game experience to increase ABPU.

* * *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (415) 693-2177 if you have any questions or would like any additional information.

Sincerely,

/s/ David G. Peinsipp
David G. Peinsipp

cc:	David Wehner, Zynga Inc.
Mark Vranesh, Zynga Inc.
David Miller, Zynga Inc.
Reginald Davis, Zynga Inc.
Devang Shah, Zynga Inc.
Eric Jensen, Cooley LLP